Exhibit 99.2

Ninetowns Schedules Second Half and Full Year 2013 Results Conference Call

BEIJING, China – May 6, 2014 - Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, announced today that it will hold a conference call with investors and analysts on May 13, 2014 at 8:00 a.m. in Beijing to discuss the Company’s second half and full year 2013 results. This will be 8:00 p.m. on May 12, 2014 in New York. The news release announcing the second half and full year 2013 results will be disseminated after the Nasdaq stock market closes on May 12, 2014 in New York.

The dial-in number for the live audio call beginning at 8:00 a.m. Beijing time on May 13, 2014 (8:00 p.m. in New York on May 12, 2014) is +1-866-519-4004, and the passcode is 36681285. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com.

A replay of the call will be available from 11:00 a.m. Beijing time on May 13, 2014 (11:00 p.m. in New York on May 12, 2014) through 9:00 p.m. on May 19, 2014 in Beijing (9:00 a.m. in New York on May 19, 2014) by telephone at +1-855-452-5696 and through ir.ninetowns.com. The passcode to access the call replay is 36681285.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release, including statements relating to the expected cash impairment charge, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally.

Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Daisy Wang Investor Relations Ninetowns Internet Technology Group Company Limited +86 (10) 6589-9904 ir@ninetowns.com	Investor Relations (U.S.): Roland Tomforde Managing Director Taylor Rafferty +1 (212) 889 4350 ninetowns@taylor-rafferty.com